UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.23)*

Safehold Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78645L 100
(CUSIP Number)

Geoffrey M. Dugan

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78649D104

1	NAME OF REPORTING PERSON iStar Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,279,077
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,279,077
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,279,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.77%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 23 on Schedule 13D (the "Schedule 13D") relating to shares of common stock, $0.01 par value per share (the "Shares"), of Safehold Inc., a Maryland corporation (the "Issuer"), is being filed by iStar Inc., a Maryland corporation ("iStar"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the "Statement").

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On August 10, 2022, iStar entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer.

As discussed further below, shortly before the closing of the Merger, iStar intends to separate its remaining legacy non-ground lease assets and businesses into a separate public company (“SpinCo”) by distributing to iStar’s stockholders, on a pro rata basis, the issued and outstanding equity interests of SpinCo (the “Spin-Off”).

Agreement and Plan of Merger

Transaction Structure

The Merger Agreement provides that, subject to the terms and conditions thereof, the Issuer will merge with and into iStar (the “Merger”). The surviving company of the Merger will be named Safehold Inc. (“New Safe”) and its shares of common stock will trade on the New York Stock Exchange under the symbol “SAFE.”

In the Merger and related transactions, each issued and outstanding share of common stock, par value $0.001 per share, of iStar (“iStar Common Stock”) will, by means of a reverse stock split (the “Reverse Split”), be combined into a fraction of a share of iStar Common Stock equal to (i) (a) the number of Shares held by iStar and its wholly-owned subsidiaries as of immediately prior to the Reverse Split (after giving effect to (x) the Spin-Off, (y) distributions in respect of iStar’s performance incentive program known as “iPIP” and (z) the transaction with MSD Partners, L.P. discussed below), plus (b) 1,195,034 (representing $50 million of shares based on recent trading prices), plus (c) the number of shares of the Issuer Common Stock payable in respect of accrued but unpaid management fees owing to iStar, divided by (ii) the aggregate number of issued and outstanding shares of iStar Common Stock as of immediately prior to the Reverse Split (the “iStar Share Consolidation Ratio”).

Based on the number of shares of iStar Common Stock currently outstanding, each iStar stockholder is expected to receive approximately 0.27 of a share of iStar Common Stock for each share of iStar Common Stock that such stockholder owns, and these shares will remain outstanding as shares of common stock, par value, $0.01 per share, of New Safe (“New Safe Common Stock”) from and after the effective time of the Merger (the “Effective Time”). By virtue of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive one share of New Safe Common Stock.

Pro forma for the Merger, the Spin-Off and related transactions, approximately 37% and 34% of the New Safe Common Stock is expected to be held by iStar’s and the Issuer’s pre-Merger stockholders, respectively, and 14% of New Safe Common Stock is expected to be held by iStar’s pre-Merger stockholders indirectly through their interests in SpinCo. Such ownership percentages are based on the number of shares currently outstanding at each company.

All of iStar’s outstanding preferred stock will be cashed out in the Merger at the liquidation preference per share plus accrued and unpaid dividends.

iStar has covenanted to retire all of its senior unsecured notes in connection with the Merger. Its trust preferred securities will remain outstanding at New Safe.

Governance and Other Matters

New Safe’s board of directors will be comprised of three individuals designated by iStar and four individuals designated by the Issuer. New Safe will be governed by a charter and bylaws that are substantially similar to the Issuer’s pre-Merger charter and bylaws.

Conditions to the Merger

The consummation of the Merger is subject to the satisfaction or waiver of certain closing conditions, including: (i) the approval of the Issuer’s stockholders, (ii) the approval of iStar’s stockholders, (iii) completion of the Spin-Off, (iv) the approval of the shares of iStar Common Stock to be issued in the Merger for listing on the NYSE, (v) the effectiveness of a registration statement on Form S-4 registering the iStar Common Stock to be issued in the Merger, (vi) the absence of any temporary restraining order, injunction or other order of any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the reverse stock split or the Merger, (vii) generation of certain cash proceeds, (viii) the receipt of certain tax opinions by iStar and the Issuer that the Merger will qualify as a reorganization under the Internal Revenue Code and that iStar and the Issuer each qualifies as a REIT for federal income tax purposes, (ix) the accuracy of certain representations and warranties of iStar and the Issuer contained in the Merger Agreement and the compliance by the parties with the covenants contained in the Merger Agreement (subject to customary materiality qualifiers), and (x) other conditions specified in the Merger Agreement.

Other Terms of the Merger Agreement

iStar and the Issuer each made certain representations, warranties and covenants in the Merger Agreement, including the pre-closing obligation of the companies to conduct their respective businesses in the ordinary course (consistent with their respective stated corporate strategies), the pre-closing obligation of each party to refrain from taking certain specified actions without the consent of the other party and the pre-closing obligation of iStar to redeem its outstanding senior unsecured notes substantially concurrently with the closing.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, each of iStar and the Issuer will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions. Subject to certain conditions, either party’s board of directors is permitted to change its recommendation to its stockholders in response to, or terminate the Merger Agreement to enter into, a “Superior Proposal” (as defined in the Merger Agreement) if it (acting on the recommendation of that board of directors’ special committee) determines that the failure to so would be inconsistent with its duties to its stockholders. Either party’s board of directors may also, subject to certain conditions, change its recommendation to its stockholders in response to the occurrence of certain material changes or developments if it (acting on the recommendation of that board of directors’ special committee) determines that the failure to so change its recommendation would be inconsistent with its duties to its stockholders.

A termination fee of $63 million is payable upon termination of the Merger Agreement in certain circumstances, including a termination to enter into a “Superior Proposal” by either of the board of directors of iStar or the Issuer. In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Merger is not consummated on or before September 30, 2023, subject to certain exceptions.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, iStar entered into a voting agreement with the Issuer (the “iStar Voting Agreement”). The iStar Voting Agreement requires that iStar vote its Shares representing 41.9% of the outstanding Shares to approve the Merger and take certain other actions, including voting against any alternative acquisition proposal or other proposal which could reasonably be expected to materially delay, postpone or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement. In accordance with the terms of the existing stockholders’ agreement between the Issuer and iStar, the remainder of the Shares owned by iStar will be voted in the same manner and proportion as the votes cast by the remaining shareholders of the Issuer. The iStar Voting Agreement and the obligations thereunder terminate upon the termination of the Merger Agreement in accordance with its terms.

SpinCo Spinoff

Prior to the Effective Time, iStar and SpinCo intend to enter into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”), pursuant to which, subject to the terms and conditions set forth therein, the Spin-Off will be consummated and the assets and liabilities of iStar will be allocated between SpinCo and iStar. Pursuant to the Separation and Distribution Agreement, SpinCo will assume the assets and liabilities primarily related to iStar’s legacy assets and operations and iStar will retain the assets and liabilities primarily related to its ground lease and ground lease adjacent assets and operations, subject to certain exceptions as set forth therein. In addition, iStar will contribute $50.0 million of cash and $400 million in Shares owned by iStar to SpinCo prior to the Spin-Off and these Shares will be converted into shares of New Safe Common Stock in the Merger.

In connection with the Spin-Off, SpinCo or a subsidiary of SpinCo will enter into two separate financing arrangements: a $100.0 million secured term loan to be provided by iStar and assumed by New Safe in the Merger that will be primarily secured by SpinCo’s real estate assets, and an up to $140.0 million margin loan from a financial institution that will be secured by the shares of New Safe Common Stock owned by SpinCo. The proceeds of these financings will be used by iStar to redeem its outstanding unsecured senior notes. iStar has obtained commitments for both financings. The financing commitments are each subject to certain conditions, including the negotiation of definitive documentation for the loans and that all conditions to the Spin-Off and the Merger shall have been satisfied. iStar will pay customary fees and expenses in connection with obtaining the margin loan commitment and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection therewith. Among other termination rights, the obligations of the lender under the margin loan commitment will terminate automatically upon the earlier of the outside date under the Merger Agreement or December 31, 2023.

Completion of the Spin-Off is subject to (i) completion of the financing documents; (ii) the satisfaction or waiver of relevant conditions to the consummation of the Merger; (iii) effectiveness of a Registration Statement on Form 10; (iv) the absence of an injunction or law preventing the consummation of the Spin-Off, the distribution and the transactions related thereto; and (v) other customary closing conditions.

At or prior to the closing of the Spin-Off, iStar and SpinCo will execute a management agreement (the “Management Agreement”), a governance agreement (the “Governance Agreement”) and a registration rights agreement (the “Registration Rights Agreement”), substantially in the forms agreed between the parties. Pursuant to the Management Agreement, a subsidiary of New Safe will serve as SpinCo’s external manager (the “Manager”). The Management Agreement will have an initial one year term and automatic annual renewal terms thereafter, subject to certain termination rights. SpinCo will pay the Manager an annual management fee of $25.0 million, $15.0 million, $10.0 million and $5.0 million for each of the first four annual terms, respectively, and 2.0% of the value of SpinCo’s assets, excluding shares of New Safe, for each annual term thereafter. In addition, SpinCo will reimburse the Manager for certain expenses.

The Governance Agreement will provide, among other things, that: SpinCo will be subject to certain restrictions on the transfer of its shares of New Safe Common Stock; SpinCo will vote its shares of New Safe Common Stock in accordance with the recommendations of the board of directors of New Safe; and SpinCo will be subject to certain standstill agreements with respect to New Safe. The voting and standstill covenants are subject to termination if New Safe terminates the Management Agreement, the Management Agreement is terminated for any other reason and SpinCo beneficially owns less than 7.5% of the outstanding New Safe Common Stock or there is a “Change of Control” of New Safe, as defined in the Governance Agreement.

Pursuant to the Registration Rights Agreement, New Safe will agree to file within seven months following the closing of the Merger a shelf registration statement and keep such shelf registration statement effective so long as SpinCo (and its permitted assigns) own Registrable Shares (as defined in the Registration Rights Agreement). In addition, SpinCo (and its permitted assigns) will be able to cause New Safe to undertake one demand registration (including pursuant to an underwritten take down). The Registration Rights Agreement will also grant SpinCo certain customary piggyback registration rights.

MSD Transaction

iStar has entered into an agreement (the “MSD Stock Purchase Agreement”) with MSD Partners, L.P. (“MSD Partners”) and the Issuer under which iStar has agreed to sell and MSD Partners has agreed to buy 5,405,406 shares of the Issuer Common Stock owned by iStar (the “MSD Stock Purchase”) shortly before the closing of the Merger. If the Merger Agreement is terminated for any reason, the parties’ obligations to consummate the purchase and sale will also terminate. In addition to customary closing conditions, MSD Partners’ obligations to purchase the the Issuer Common Stock are subject to the condition that the closing of the MSD Caret Purchase (as defined below) will take place substantially concurrently with the closing of the MSD Stock Purchase. Upon closing of the transaction, MSD Partners will have a right to designate an observer to the board of directors of New Safe, a preemptive right on future equity issuances (subject to certain exceptions) and registration rights. MSD Partners will be subject to a customary standstill and certain restrictions on sales of its New Safe Common Stock.

MSD Partners has also subscribed to purchase 100,000 Caret units from the Issuer for an aggregate purchase price of $20.0 million (the “MSD Caret Purchase”), conditioned on the closing of the Spin-Off and the Merger. MSD Partners’ obligations to purchase the Caret units are also subject to the closing of the MSD Stock Purchase and the implementation by the Issuer of certain changes to its Caret program.

The foregoing descriptions of the Merger, the Merger Agreement, the iStar Voting Agreement, the Separation and Distribution Agreement, the Governance Agreement, the Registration Rights Agreement and the MSD Stock Purchase Agreement (together, the “Transaction Agreements”) do not purport to be complete and are subject to, and qualified in their entirety by, (i) the full text of the Merger Agreement (including the forms of Separation and Distribution Agreement, Governance Agreement and Registration Rights Agreement filed as exhibits to the Merger Agreement), a copy of which is filed herewith as Exhibit  and is incorporated into this report by reference in its entirety, (ii) the full text of the iStar Voting Agreement, a copy of which is filed herewith as Exhibit 2 and is incorporated into this report by reference in its entirety and (iii) the full text of the MSD Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 3 and is incorporated into this report by reference in its entirety. The Transaction Agreements have been attached to provide investors with information regarding their terms. They are not intended to provide any other factual information about the parties thereto or to modify or supplement any factual disclosures about iStar or the Issuer in their respective public reports filed with the U.S. Securities and Exchange Commission (the “SEC”). The Transaction Agreements include representations, warranties and covenants of the parties thereto made solely for the purposes of such Transaction Agreements and which may be subject to important qualifications and limitations agreed to by the parties thereto in connection with the negotiated terms of the applicable Transaction Agreements. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to iStar’s and the Issuer’s respective SEC filings or may have been used for purposes of allocating risk among iStar, the Issuer and the other parties thereto, rather than establishing matters as facts. Accordingly, the representations and warranties in the Transaction Agreements should not be relied on as characterizations of the actual state of facts about iStar, the Issuer or the other parties thereto.

Item 5.	Interest in Securities of the Issuer.

(a)	As of August 10, 2022, iStar beneficially owns 40,279,077 Shares directly, or approximately 64.77% of the outstanding Shares. Annex A sets forth the number of Shares and the aggregate percentage of the outstanding Shares beneficially owned by each of iStar's executive officers and directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions in Item 4 of the Merger Agreement, the Voting Agreement, the Separation and Distribution Agreement and the MSD Stock Purchase Agreement are hereby incorporated by reference.

Item 7.	Material to be filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated as of August 10, 2022, between iStar Inc. and Safehold Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K filed by iStar Inc. on August 11, 2022)

Exhibit 2: Voting Agreement, dated as of August 10, 2022, between iStar Inc. and Safehold Inc. (incorporated by reference to Exhibit 10.1 of Form 8-K filed by iStar Inc. on August 11, 2022).

Exhibit 3: Stock Purchase Agreement, dated as of August 10, 2022 among iStar Inc., Safehold Inc., MSD Partners, L.P. and solely with respect to specified sections, MSD Capital, L.P. (incorporated by reference to Exhibit 10.2 of Form 8-K filed by iStar Inc. on August 11, 2022).

Annex A

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF iiStar, INC.

I.	Set forth below is the name and present principal occupation or employment of each director and executive officer of iStar. Unless otherwise indicated, all persons identified below are United States citizens. Directors of iStar are identified by an asterisk.

Name	Principal Occupation/Employment
*Jay Sugarman	Chairman and Chief Executive Officer
*Clifford de Souza	Private investor
*Robin Josephs	Private investor
*Barry Ridings	Senior advisor, Lazard Freres & Co.
*Richard Lieb	Senior advisor, Greenhill & Co., LLC
*David Eisenberg	Managing director, Zigg Capital
Marcos Alvarado	President and Chief Investment Officer
Brett Asnas	Chief Financial Officer

II.	Set forth below are the number of Shares, and the percentage of the outstanding Shares, beneficially owned by each of the directors and executive officers of iStar Inc. Directors of iStar are identified by an asterisk.

Name	No. of Shares		% of Outstanding Shares
*Jay Sugarman	110,882	(1)	0.21%
*Clifford de Souza	2,500		**
*Robin Josephs	50,750	(2)	**
*Barry Ridings	6,500	(3)	**
*Richard Lieb	0		-
*David Eisenberg	0		-
Marcos Alvarado	25,891		**
Brett Asnas			-

(1)	This consists of 37,864 Shares owned by Mr. Sugarman and 73,018 Shares owned indirectly through trusts.
(2)	This consists of (a) 15,750 Shares owned by Ms. Josephs, (b) 25,000 Shares owned indirectly through a family trust and (c) 10,000 restricted stock units representing the right to receive 10,000 Shares in equal annual installments of 2,000 Shares each when the units settle on each July 1 of 2027 through 2031. These restricted stock units are fully vested.
(3)	This consists of (a) 2,500 Shares owned by Mr. Ridings and (b) 4,000 Shares owned indirectly through family trusts.

** Under 0.1%.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2022

iSTAR INC.

/s/ Geoffrey M. Dugan
Geoffrey M. Dugan
General Counsel, Corporate and Secretary